Mail Stop 4561

September 17, 2009

James M. Whitehurst
Chief Executive Officer
Red Hat, Inc.
1801 Varsity Drive
Raleigh, NC 27606

      Re: Red Hat, Inc.
              Form 10-K for the Fiscal Year Ended February 28, 2009
              File No. 001-33162

Dear Mr. Whitehurst:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                    Sincerely,

                    Patrick Gilmore
                    Accounting Branch Chief